UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68928

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Blue Diamond Securities of America, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 Wall Street, Suite #2931
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew M. Reynolds	312-399-4932	mreynolds@bristallane.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

300 Tri State International, Suite 180	Lincolnshire	IL	60069
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew M. Reynolds, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Blue Diamond Securities of America, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: FINOP

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BLUE DIAMOND SECURITIES OF AMERICA LLC
(A LIMITED LIABILITY COMPANY)

Financial Report

Year Ended December 31, 2025

With Report of Independent Registered Public Accounting Firm



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Member of Blue Diamond Securities of America, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Blue Diamond Securities of America, LLC as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Blue Diamond Securities of America, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of a Matter

The accompanying financial statements have been prepared assuming that Blue Diamond Securities of America, LLC will continue as a going concern. As discussed in Note 2 to the financial statements, Blue Diamond Securities of America, LLC has suffered recurring losses from operations and negative operating cash flows that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of Blue Diamond Securities of America, LLC's management. Our responsibility is to express an opinion on Blue Diamond Securities of America, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Blue Diamond Securities of America, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Blue Diamond Securities of America, LLC's auditor since 2023.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
March 23, 2026

BLUE DIAMOND SECURITIES OF AMERICA LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash	510,451
Right-of-use Assets	17,263
Prepaid Expenses and Other Assets	8,707
TOTAL ASSETS	$ 536,421

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable and Accrued Expenses	117,118
Deffered Revenue	124,916
Lease Liabilities	17,264
TOTAL LIABILITIES	259,298
Member's Equity	277,123
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 536,421

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

BLUE DIAMOND SECURITIES OF AMERICA LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

Blue Diamond Securities of America LLC (the "LLC"), previously known as I(X) Securities, LLC was incorporated on October 6, 2012, in the State of Virginia. The LLC is registered with the U.S. Securities and Exchange Commission ("SEC"). The LLC is also a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). On May 10, 2023, I(X) Financial Services, LLC entered into an agreement to sell 100% of the LLC membership units to Mr. Ruserim Hasan and Mr. Peter Chiu. The LLC subsequently submitted a Continuing Membership Application ("CMA") to FINRA for a 100% change in ownership, change in name and an expansion of services in June 2023. On December 29, 2023, FINRA approved the sale of the LLC, but continued review of the CMA. The sale of the LLC to Messiers Hasan and Chiu was closed on December 29, 2023.

FINRA approved the CMA and a new membership agreement was signed on June 28, 2024. The LLC initiated a new CMA in 2024 to add firm commitment underwriting to its approved business lines. This would allow the LLC to commit capital from its balance sheet to underwriting new offerings. When approved, this will require the broker dealer to increase its minimum net capital to $250,000. Although the LLC is not currently operating, the primary business activities are acting as a full-service broker dealer for retail and high net worth clients, clearing through a third-party clearing firm that will carry all client accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash consists of funds maintained in a Checking and Savings Accounts held at financial institutions.

Revenue Recognition
The LLC recognizes revenue in accordance with FASB ASC Topic 606 as services are rendered and the contract identified performance obligations have been satisfied. At December 31, 2025, there was Deferred Revenue of $124,916 for performance obligations not yet met. The LLC intends to satisfy all outstanding obligations and recognize this Revenue in 2026.

Transaction-based sales commissions are recognized as revenue on a trade-date basis, which is when the LLC's performance obligations in generating the commissions have been substantially completed. The LLC will have transactions that are initiated directly between its representatives and product sponsors, particularly regarding mutual funds, 529 education savings plan, fixed and variable annuity, and insurance products.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products at the end of each accounting period for which the proceeds have not yet been received. These estimates are based on the amount of commissions earned from transactions in these products in prior periods.

Trailing commission revenues include mutual fund, 529 education savings plans, and fixed and variable product trailing fees that are recurring in nature. These trailing fees are earned by the LLC based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and recognized over the period during which services are performed. Because trailing commission revenues are generally paid in arrears, management estimates trailing revenues earned at the end of each period.

The accompanying consolidated financial statement have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The LLC had a net loss of $276,340 for the year ended December 31, 2025, and member's equity of $277,123. The LLC has applied to change its FINRA membership agreement to include additional revenue streams which are anticipated to increase revenue enough to result in net income going forward. Irrespective of the timing of potential future business, the owners of the LLC will continue to fund the operations of the business with capital infusions as necessary to remain in capital compliance. The financial statements of the LLC do not include any adjustments that may result from the outcome of these uncertainties.

Going Concern
In accordance with ASC 205-40, management has evaluated whether conditions or events raise substantial doubt about the LLC's ability to continue as a going concern within one year after the date the financial statements are issued.

The LLC incurred net losses and generated limited revenues during the years ended December 31, 2025, and 2024 due to limited operating activity while pursuing regulatory approvals and business development initiatives.

Management has evaluated the LLC's liquidity and capital resources relative to its operating needs and regulatory capital requirements as a registered broker-dealer. As of December 31, 2025, the LLC maintained net capital in excess of the minimum requirements prescribed under applicable broker-dealer regulations.

As of December 31, 2025, the LLC had $124,916 recorded as deferred revenue related to contracted services expected to be recognized as revenue as the services are performed. Management expects the LLC to begin generating additional revenue during 2026 as business activity increases. The LLC continues to manage operating expenses consistent with its level of operations, and the LLC's principal shareholder has historically provided financial support and has indicated an intent to continue to provide support, if necessary, to meet the LLC's operating and regulatory capital requirements.

BLUE DIAMOND SECURITIES OF AMERICA LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes
The financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code the LLC elected to be taxed as a partnership. Accordingly, the individual member reports their distributive share of the LLC's income or loss and credits on the member's individual tax return.

Uncertain Tax Positions
The LLC has adopted the provisions of FASB ASC Topic 740, Accounting for *Uncertainty in Income Taxes ("Uncertain Tax Position")*. This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The LLC has evaluated its tax position as of December 31, 2025, and does not expect any material adjustments to be made.

NOTE 3 – LEASE COMMITMENTS:

The LLC has obligations as a lessee for an office space with the initial noncancelable terms in excess of one year. The LLC classified this lease as an operating lease. The lease contains renewal options since it is probable the LLC will exercise the renewal options, the optional periods are included in determining the lease terms, and associated payments under these renewal options are included in the lease payments. The LLC's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments. The LLC's office space lease requires it to make variable payments for the LLC's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liabilities and are recognized as variable costs when incurred.

Operating leases are included in ROU assets and lease liabilities on the Statement of Financial Condition. These assets and liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease terms using the Company's incremental borrowing rates.

The components of lease cost for the year ended December 31, 2025, were $23,161. ROU assets obtained in exchange for lease obligation was $17,263.

The Weighted Average Discount Rate is 4% and the Weighted Average remaining lease term for current operating lease obligations is 11 months, with the intent for renew before the lease expiration date of November 30, 2026.

Maturity Analysis	Total
2026	17,955
Total Future Lease Payment	$ 17,955
Less: Imputed Interest	(691)
Total Lease Liability	$ 17,264

BLUE DIAMOND SECURITIES OF AMERICA LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

NOTE 4 – NET CAPITAL REQUIREMENTS:

The LLC is subject to SEC Rule 15c3-1 (the Net Capital Rule), which requires the maintenance of minimum net capital. The Rule prohibits the LLC from engaging in securities transactions at any time the LLC's net capital, as defined by the Rule, is less than $100,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 15 to 1. In addition, The Rule provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 15 to 1. At December 31, 2025, the LLC has net capital of $251,153 which exceeded the required net capital of $100,000 by $151,153 and its aggregate indebtedness to net capital ratio was 96.37%.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK:

<u>Cash</u>
The LLC principally maintains cash balances in two financial institutions which at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the LLC is solely dependent upon daily bank balances and the respective strength of the financial institution. The LLC has not incurred any losses on this account. The LLC has one bank account in which it maintained $307,199 at year end, $57,199 more than the Federal Deposit Insurance Corporation insured amount.

NOTE 6 – INDEMNIFICATIONS:

In the normal course of its business, the LLC indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The LLC provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 7 – SUBSEQUENT EVENTS:

The LLC has evaluated events and transactions subsequent to the financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. The LLC has determined that there were no other such events or transactions which took place that would have a material impact on its financial statements or that would require disclosure.

NOTE 8 - RIGHTS AND OBLIGATIONS

The LLC has no obligations for returns or refunds and offers no warranties or guarantees.

NOTE 9 - COMMITMENT AND CONTINGENCIES

As a regulated securities broker dealer, from time to time the LLC may be involved in legal proceedings and investigations. The LLC is not currently involved in any legal proceedings or investigations.

NOTE 10 – PROFESSIONAL FEES

Professional fees include fees paid for consulting and other compliance and operations support. These fees totaled approximately $183,535 for the year ended December 31, 2025, and are included on the statement of operations as professional fees.

NOTE 11 – BROKER DEALER – SINGLE REPORTABLE SEGMENT

The LLC is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory and venture capital businesses. The LLC has identified its Chief Executive Officer as the chief operating decision making ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the LLC. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to add additional staff or expand operations. The LLC's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the LLC as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies.